UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces AirLink® RV50X Router Certified by FCC for Use on Anterix 900 MHz Spectrum

Enabling Industrial, Energy and Utility customers to connect critical infrastructure and utilize Anterix 900 MHz spectrum for Private LTE

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 25, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its AirLink® RV50X router has been certified for use by the Federal Communications Commission (FCC), enabling existing and new customers access to Anterix’s 900 MHz private wireless broadband spectrum. Leveraging the Sierra Wireless MC7455 module with Band 8 spectrum and network assigned duplexing (NAD) support, the RV50X ruggedized cellular router serves as a foundation for critical infrastructure.

Anterix, a company focused on delivering transformative broadband that enables the modernization of critical infrastructure, is the largest holder of licensed spectrum in the 900 MHz band (896-901/935-940 MHz) throughout the contiguous United States, plus Hawaii, Alaska, and Puerto Rico.

“We are pleased to add the Sierra Wireless AirLink® RV50X router and the MC7455 module to our family of Anterix Active commercial-ready technologies available for 900 MHz private LTE networks,” said Carlos L’ Abbate, Anterix Chief Technology & Engineering Officer. “Sierra Wireless Solutions play a key role in connecting critical infrastructure for utilities.”

“With FCC certification of our RV50X router for use on Anterix’s 900 MHz spectrum, customers can now access private LTE for their critical infrastructure applications and expanded offerings for private IoT networks,” said Tom Mueller, VP of Product Enterprise Networking, Sierra Wireless. “Further, both new and existing RV50X customers can take advantage of Anterix’s spectrum and leverage the RV50X's dual SIM capability to operate on both a commercial carrier, and have routers migrate over to 900 MHz as their private networks roll out.”

Sierra Wireless’ AirLink® RV50X Industrial LTE Gateway
The AirLink® RV50X delivers LTE broadband connectivity for critical remote fixed assets and industrial IoT infrastructure and with low power consumption, the router can run on battery or solar power. Offering ruggedized connectivity, the compact RV50X was purpose-built for fixed assets in SCADA and metering, smart city, agriculture, environmental monitoring, oil and gas, utility, and public safety applications.

In addition, AirLink Complete, a subscription-based service, is included with the RV50X. This service offers best in class device management, customer support and an extended warranty which delivers a cost-effective way to ensure mission critical infrastructure operates at peak efficiency.

Availability
The RV50X router is available now from Sierra Wireless’ global network of partners.

For more information, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/rv50/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
+1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
+1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: January 25, 2022